UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

of

ARRIS GROUP, INC.

A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254

3871 Lakefield Drive
Suwanee, GA 30024
(770) 622-8400

ARRIS Group, Inc. Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors of ARRIS Group, Inc.
and the Trustees of the ARRIS Group, Inc.
Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia
June 29, 2005

ARRIS Group, Inc.
Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$40,941,331	$35,011,182
Contributions receivable:
Participants	—	—
Employer	—	1,000,000

	—	1,000,000

Net assets available for benefits	$40,941,331	$36,011,182

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

Additions to net assets attributed to:
Contributions:
Participants	$3,943,747
Employer	—

3,943,747
Dividends and interest	794,602
Net realized and unrealized appreciation in fair value of investments	3,212,797

Total additions	7,951,146

Deductions from net assets attributed to:
Benefits paid to participants	(3,014,160)
Administrative expenses	(6,837)

Total deductions	(3,020,997)

Net increase	4,930,149

Net assets available for benefits:
Beginning of year	36,011,182

End of year	$40,941,331

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan

Notes to Financial Statements
December 31, 2004

1. Description of the Plan

The following description of ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. Until June 30, 2003, the Company contributed an amount equal to a percent of compensation depending on the participating subsidiary and active participation in the ARRIS Group, Inc. Pension Plan (“Pension Plan”), with a maximum range of 1.5% to 6.0% of compensation. Effective July 1, 2003, participants that were previously active participants in the Pension Plan began receiving matching contributions calculated in a similar fashion as those that were not active participants in the Pension Plan.

From July 1, 2003 through December 31, 2004, the Company suspended employer-matching contributions. As such, no employer matching contributions were made under the Plan during that period, with the exception of a $1,000,000 one-time discretionary contribution (in aggregate) for eligible employees at the end of 2003. Beginning on January 1, 2005, the Company partially reinstated the employer-match, with contributions equal to 25% of the participants’ contribution, with a maximum of 1.5%.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company.

Investment results are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.

Forfeitures

During 2004, approximately $25,910 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. As of December 31, 2004 and 2003, unallocated assets (e.g., forfeitures) included in investments totaled $93,188 and $64,557, respectively.

Payment of Benefits

Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

Substantially all expenses of administering the Plan are paid by the Company, with the exception of certain fees associated with participant loans in which case the fees are paid from the employee’s investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and ARRIS common stock are stated at fair value, which is based on quoted market prices on national exchanges. Participant loans are stated at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004	2003

MFS Retirement Service – MFS Emerging Growth Fund-A	$2,746,848	$2,543,363
MFS Retirement Service – MFS Bond Fund-A	2,160,811	2,342,233
MFS Retirement Service – MFS Research Fund-A	2,254,080	2,018,902
MFS Retirement Service – MFS Global Equity Fund-A	2,687,353	2,119,226
MFS Retirement Service – MFS Capital Opportunity Fund-A	2,941,311	2,686,166
MFS Retirement Service – Mass Invest Growth Stock Fund-A	4,421,315	4,196,009
MFS Retirement Service – MFS Total Return Fund-A	4,015,752	3,428,325
MFS Retirement Service – MFS Fixed Fund-Institutional	4,915,264	4,697,432
Scudder Equity 500 Index Fund	3,488,668	3,029,980
ARRIS Group, Inc. common stock	2,468,250	1,956,815

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended
December 31,
2004
Mutual funds	$3,155,127
Common stock	57,670

$3,212,797

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan’s Trustee and MFS Retirement Services, Inc., who is the Plan’s record keeper and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held 527,663 and 405,843 shares of the ARRIS common stock valued at $2,468,250 and $1,956,815 at December 31, 2004 and 2003, respectively.

Supplemental Schedule

ARRIS Group, Inc.
Employee Savings Plan

EIN: 58-2588724 Plan Number: 002
Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)	(d)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

*	MFS Retirement Services, Inc.	MFS Emerging Growth Fund-A; 85,946 shares	$2,746,848
	Scudder Equity 500 Index Fund	Scudder Equity 500 Index Fund; 25,709 shares	3,488,668
*	MFS Retirement Services, Inc.	MFS Research Fund-A; 111,699 shares	2,254,080
*	MFS Retirement Services, Inc.	MFS Global Equity Fund-A; 106,768 shares	2,687,353
*	MFS Retirement Services, Inc.	MFS Capital Opportunity Fund-A; 220,488 shares	2,941,311
*	MFS Retirement Services, Inc.	Mass Invest Growth Stock Fund-A; 357,712 shares	4,421,315
*	MFS Retirement Services, Inc.	MFS Total Return Fund-A; 250,985 shares	4,015,752
*	MFS Retirement Services, Inc.	MFS Bond Fund-A; 164,195 shares	2,160,811
*	MFS Retirement Services, Inc.	MFS Fixed Fund-Institutional; 4,915,264 shares	4,915,264
*	MFS Retirement Services, Inc.	MFS High Income Fund-A; 127,787 shares	512,415
*	MFS Retirement Services, Inc.	MFS Government Security Fund-A; 21,172 shares	205,579
*	MFS Retirement Services, Inc.	MFS Mid Cap Growth Fund-A; 70,133 shares	626,989
*	MFS Retirement Services, Inc.	MFS International Value Fund-A; 17,950 shares	437,622
	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund-A; 28,227 shares	1,644,529
	Liberty Funds Services, Inc.	Columbia Acorn Fund-A; 43,508 shares	1,128,163
*	MFS Retirement Services, Inc.	MFS Conservative Allocation Fund-A; 7,695 shares	87,649
*	MFS Retirement Services, Inc.	MFS Moderate Allocation-A; 10,430 shares	128,291
*	MFS Retirement Services, Inc.	MFS Growth Allocation-A; 20,841 shares	273,023
*	MFS Retirement Services, Inc.	MFS Aggressive Growth Allocation-A; 14,080 shares	189,241
	Lord Abbett	Lord Abbett Mid-Cap Value-A; 47,900 shares	1,083,977
	Van Kampen Investments	Van Kampen Growth and Income; 89,294 shares	1,802,852
*	ARRIS Group, Inc.	Common stock; 527,663 shares	2,468,250
*	Participants	Loans receivable; interest rates range 5.00% - 10.50%; maturities within 10 years	721,349

			$40,941,331

* Represents a party-in-interest to the Plan

Note:	Cost information (column d) has not been included as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

By:	Administrative Committee
(Plan Administrator)

/s/ LAWRENCE A. MARGOLIS

Lawrence A. Margolis
Executive Vice President, Strategic Planning, Administration, and Chief Counsel

Dated: June 29, 2005